HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

June 6, 2007

Ms. Elaine Wolff, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Wes Consulting, Inc.

Second Amendment to Registration Statement on Form SB-2

File No. 333-141022

Filed: June 4, 2007

Dear Ms. Wolff:

The response below contains Wes Consulting, Inc.’s (the Company’s) response to the SEC’s Comment Letter dated May 30, 2007. On behalf of the Company, I am transmitting to the SEC via EDGAR the Company’s Second Amendment to Registration Statement on Form SB-2.

General

1.

The Company has provided updated reviewed financials as of March 31, 2007 to conform to Item 310(g) of regulation S-B.

Plan of Distribution, page 9

2.

The SB-2 filed by Wes Consulting, Inc. has each selling security holder selling their shares at a fixed price.  This was done so we could identify each as an underwriter under the Securities Act of 1933, as amended.  Section 2 (11) defines the term “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking . . . .”  Since the company has filed the sale of the shares as self-underwritten, the company chose to deem each selling security holder as an underwriter and have the fixed price in the offering.  We have modified our disclosure to provide information that the selling security holders may not rely on rule 144 since they have been identified as underwriters as defined in the 1933 Securities Act, as amended.

Ms. Elaine Wolff

Re:  Wes Consulting, Inc.

June 6, 2007

Recent Sales of Unregistered Securities, page II-1

3.

We have reviewed Section 4(2) of the 1933 Securities Act, as amended.  Upon further discussions by the Board of Directors, they believe that the offering qualifies under Rule 504 of the Rules and Regulations of the Securities Act of 1933, as amended.  The disclosure under Recent Sales of Unregistered Securities has been revised accordingly.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Wes Consulting, Inc. SB-2/A-2

2.

Exhibit 5.2: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 15:  Acknowledgement of Independent Auditor